UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 2, 2021	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, July 2, 2021

Messrs.

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version) to inform that the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) approved a share repurchase, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations.

The terms and conditions of the new share repurchase plan approved by the Board of Directors -that will become effective as from July 6, 2021 provided that one business day has elapsed since the relevant event informing the markets about it was published - are described below:

1.	Purpose: Efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share.

2.	Maximum amount to invest: Up to AR$ 975,000,000 (Nine Hundred Seventy-Five Million Argentine Pesos) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock.

3.
Maximum number of shares or maximum percentage of the Company’s capital stock to be repurchased: Repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC. All of the shares issued by the Company are fully paid.

4.
Daily limit of the transactions in the Argentine Market: According to Section 66 of LMC, the daily quantity of shares to be repurchased in the Argentine Market shall not exceed twenty-five percent (25%) of the share’s average daily trading volume for the 90 (ninety) prior trading days.

5.
Price to be paid per share: Up to AR$ 310 (Three Hundred and Ten Argentine Pesos) per share in Bolsas y Mercados S.A. (Buenos Aires Stock Exchange) and up to USD 9 (Nine United States Dollars) per American Depositary Receipt in the New York Stock Exchange.

6.
Source of funding: The repurchase shall be carried out with realized and liquid earnings as per the Financial Statements as of March 31, 2021 which were approved by Board’s Resolution of May 12, 2021. The Company has the liquidity needed to carry out the aforementioned acquisitions without affecting its solvency.

7.
Period in which the acquisitions will be carried out: The Company will carry out the share repurchase for a 60 (sixty) day period which will be counted after one Argentine business day has elapsed following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the Board of Directors, which will be duly informed.

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

8.
Internal communication: As long as the share repurchase plan is in place, directors, statutory auditors and managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the plan is in force.

The opinions and/or reports of the supervisory committee, audit committee and independent auditor regarding the liquidity and solvency needed to carry out the repurchase are available in accordance with Section 64 of LMC and CNV Regulations.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.